Voya Letterhead

Law Department/Product Filing Unit

One Orange Way, C2N

Windsor, CT 06095

J. Neil McMurdie

Senior Counsel

Phone:  860-580-2824 | Email:  neil.mcmurdie@voya.com

August 28, 2015

                                                                                                                                                EDGARLINK

United States Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC  20549

Re:          Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company)

                Prospectus Title:  Voya Retirement Protector Annuity (formerly ING Retirement Protector Annuity)

File No.  333-133152 (formerly #333-123936 and #333-116137)

                Withdrawal of Form RW

Ladies and Gentlemen:

On August 27, 2015, Voya Insurance and Annuity Company (the “Company”), submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form S-1 (333-133152). The Accession Number was 0000836687-15-000175. We hereby request, on behalf of the Company, that this request be withdrawn. We anticipate making a post-effective amendment filing in the near future to deregister the securities that have not yet been sold through the registration statement.

If you have any questions regarding this submission, please call the undersigned at 860-580-2824.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

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